Exhibit 99.1

NEWS RELEASE

NORTH AMERICAN ENERGY PARTNERS ANNOUNCES RESULTS
FOR THE THREE MONTHS ENDED JUNE 30, 2009

Edmonton, Alberta, August 4, 2009 - North American Energy Partners Inc. (“NAEP” or “the Company”) (TSX: NOA) (NYSE: NOA) today announced results for the three months ended June 30, 2009.

Unless otherwise specified, all dollar amounts discussed are in Canadian dollars.

Consolidated Financial Highlights

	Three Months Ended June 30,
(dollars in thousands)	2009	2008
Revenue	$147,103	$258,987
Gross profit	$24,810	$47,589
Gross profit margin	16.9%	18.4%
Operating income	$9,772	$26,930
Net income	$14,774	$19,096
Consolidated EBITDA (1)	$19,585	$36,727
Capital spending	$19,710	$59,349

(1) For a definition of Consolidated EBITDA (as defined within the credit agreement) and reconciliation to net income, see “Non-GAAP Financial Measures” at the end of this release.

“A number of positive developments occurred during the three months ended June 30, 2009 including the signing of a new three-year mining services agreement with Shell Canada and the renewal of our credit agreement with our lenders,” said Rod Ruston, President and CEO. “We have since been awarded a strategically important three-year pipeline contract to provide ongoing services to TransCanada Pipeline’s mainline in British Columbia, Saskatchewan, Manitoba and Ontario. Most recently, we have accelerated our expansion into the eastern Canadian piling market with our acquisition of a small piling company in Milton, Ontario. These achievements provide new opportunities and increased diversification as we respond to a challenging marketplace.”

“Our revenue results for the period reflect the impact of the weaker market conditions, along with the absence of a major pipeline project to replace the TMX project completed in October 2008 and a temporary reduction in volumes on our long-term overburden removal contract with Canadian Natural,” added Mr. Ruston. “However our margins remained solid at 16.9%, reflecting our disciplined approach to managing our business in the current environment.”

“While we anticipate some continued variability in our revenue results through the second quarter, our longer term outlook continues to improve as a result of our recent contract wins and continuing improvement in oil sands industry fundamentals.”

NEWS RELEASE

Consolidated Results for the Three Months Ended June 30, 2009

	Three Months Ended June 30,
(dollars in thousands)	2009	2008	Change
Revenue	$147,103	$258,987	$(111,884)

For the three months ended June 30, 2009, consolidated revenue was $147.1 million, compared to $259.0 million in the same period last year.  The $111.9 million decrease reflects continued weakness in commercial and industrial construction markets, reduced development in the oil sands and a sharp decline in Pipeline segment revenues following completion of the TMX pipeline project. As anticipated, recurring services revenue was also down compared to the same period a year ago. This was primarily due to lower volumes under the Company’s overburden removal contract with Canadian Natural Resources Limited (Canadian Natural) while the customer completed their project start-up. Overburden removal volumes began to gradually ramp up again during the first quarter and are expected to return to normal levels over the next two quarters.

	Three Months Ended June 30,
(dollars in thousands)	2009	2008	Change
Gross profit	$24,810	$47,589	$(22,779)
Gross profit margin	16.9%	18.4%

Gross profit for the three months ended June 30, 2009 was $24.8 million compared to $47.6 million in the same period last year. The change in gross profit primarily reflects lower revenue. Margins remained solid at 16.9% of revenue, reflecting the benefits of higher-margin site services work and company-wide efforts to improve efficiency and reduce expenses.

	Three Months Ended June 30,
(dollars in thousands)	2009	2008	Change
Operating income	$9,772	$26,930	$(17,158)
Operating margin	6.6%	10.4%

Operating income for the three months ended June 30, 2009 was $9.8 million, compared to $26.9 million in the same period last year, due to lower revenues and gross profit discussed above.  This was partly offset by a $4.1 reduction in general and administrative costs, reflecting the benefit of reorganization, cost-reductions and process improvements implemented in the prior fiscal year.

	Three Months Ended June 30,
(dollars in thousands)	2009	2008	Change
Net income	$14,774	$19,096	(4,322)
Per share information
Net income - basic	$0.41	$0.53	$(0.12)
Net income - diluted	$0.40	$0.52	$(0.12)

NEWS RELEASE

The Company achieved net income of $14.8 million (diluted income per share of $0.40) for the three months ended June 30, 2009, compared to net income of $19.1 million (diluted income per share of $0.52) during the same period last year.  Non-cash items positively affecting net income included the impact of a stronger Canadian dollar on our US dollar denominated 8 ¾% senior notes and gains on certain embedded derivatives. This was partially offset by a non-cash loss on cross-currency and interest rate swaps, along with a non-cash loss on an embedded derivative in a long-term customer contract. Excluding the various non-cash items, diluted income per share would have been $0.01 for the three months ended June 30, 2009, compared to $0.41 for the same period last year.

Segment Results

Heavy Construction and Mining

	Three Months Ended June 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$132,410	$189,405	$(56,995)
Segment profit	$23,636	$21,402	$2,234
Profit margin	17.9%	11.3%

For the three months ended June 30, 2009, revenue from the Heavy Construction and Mining segment was $132.4 million, compared to $189.4 million during the same period last year. Current period revenue was impacted by lower overburden removal volumes during Canadian Natural’s start-up period and reduced site services activity during Syncrude Canada Ltd.’s planned maintenance program. Partially offsetting these impacts were increased volumes under our master services agreement with Shell Albian Sands.

Last year’s results included project development revenue from Petro-Canada’s Fort Hills project, which has since been deferred and from work at Suncor’s Voyageur and MNU projects, which we completed last year. The prior year also included revenue contribution from a zero-margin fuel supply contract.

Margin on the Heavy Construction and Mining revenue increased to 17.9% of revenue, from 11.3% last year. The unusually weak margin recorded a year ago was related to production challenges on a project,  delayed customer approval of submitted change orders and the zero-margin fuel supply contract.

Piling

	Three Months Ended June 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$14,618	$42,503	$(27,885)
Segment profit	$2,684	$8,661	$(5,977)
Profit margin	18.4%	20.4%

NEWS RELEASE

For the three months ended June 30, 2009, Piling segment revenue was $14.6 million, compared to $42.5 million during the same period last year.  Weaker conditions in the commercial and industrial construction sectors and a reduction in high-volume oil sands projects were the key factors in this decline. Segment margins also declined to 18.4%, from 20.4% last year, reflecting margin pressure due to weaker market conditions.

Pipeline

	Three Months Ended June 30,
(dollars in thousands)	2009	2008	Change
Segment revenue	$75	$27,079	$(27,004)
Segment profit	$367	$8,925	$(8,558)
Profit margin	489.3%	33.0%

Pipeline revenues for the three months ended June 30, 2009 were $0.1 million compared to $27.1 million in the same period last year. The change in revenue reflects completion of the TMX project in October 2008. Segment profit for the current three-month period reflects the resolution of warranty work provided for in the previous year. Segment profit for the comparable three-month period last year includes the benefit of a $5.3 million settlement of claims revenue.

Outlook

With investment in new oil sands development constrained by macro-economic conditions and some continued near-term variability anticipated in recurring services revenue, management’s expectations for the second quarter of fiscal 2010 remain cautious. Overall, however, the Company is beginning to see positive developments that improve the longer-term outlook.

The Pipeline division was recently awarded a three-year contract to complete pipeline integrity excavations and hydrostatic retests on TransCanada PipeLine Limited’s mainline system in British Columbia, Saskatchewan, Manitoba and Ontario. The three-year contract is significant because it gives the Pipeline segment a steady workload between larger projects and provides stability for the Company’s core group of Pipeline project managers and key field personnel. The contract also expands NAEP’s historic geographic construction area further across Canada and provides entry into the pipeline integrity field, which is an area the Company has been strategically targeting.

In the area of oil sands project development, the Company believes that reductions in project costs and a gradual strengthening of oil prices are creating a more attractive environment for investment. Imperial Oil’s decision to proceed with the Kearl project is an example of this. In addition, the merger between Suncor and Petro-Canada is expected to have a positive impact on oil sands investment by creating a single entity with the resources to support large capital projects.

NEWS RELEASE

On the recurring services front, management expects to see growth resuming in the second half of fiscal 2010 as a result of increased volumes under service agreements and a gradual ramp-up of service on the Company’s overburden removal contract with Canadian Natural. The Company began to mobilize equipment back to the Horizon project on April 1, 2009 and volumes have been gradually returning to normal levels since then.  Longer term, management believes that demand for recurring services will remain largely unaffected by changes in oil prices as operational oil sands mines must operate at full capacity in order to defray the high fixed cost and maintain low unit costs. Furthermore, demand for recurring services typically grows as new mines come on-line and maturing mines expand their geographic footprint.

The Company’s outlook for the commercial and industrial construction market has improved marginally as a result of several previously announced small contract wins by the Heavy Construction and Mining and the Piling segments. Overall, however, commercial and industrial construction activity remains well below fiscal 2009 and 2008 levels. The Piling segment, which has been negatively affected by the slowdown in commercial and industrial construction, continues to pursue its geographic expansion strategy. On August 1, 2009, the Company completed the acquisition of Drillco Foundation Co. Ltd., a small piling company located in Milton, Ontario. This follows on the opening of an office in Toronto in April 2009 and accelerates NAEP’s expansion into the Ontario construction market. The Company is actively bidding on piling projects in the Ontario market and expects to benefit from some of the $32.5 billion in announced federal and provincial government spending slated for this market over the next two years.

Working through the current market conditions, the Company intends to continue leveraging its strong market position, high-quality equipment fleet and experienced management team to secure profitable business. Further strengthening of the balance sheet through careful management of capital spending, working capital management and tight cost control will also remain a priority.

The Company intends to file a shelf prospectus in the United States and Canada covering offerings from time to time over the next 25 months of common shares having a total offering price of up to $150 million.  Management believes having this shelf in place will provide the Company added flexibility.

The common shares may not be sold nor an offer to buy be accepted before a prospectus is filed in Canada and the United States and authorization is obtained from applicable securities regulatory authorities in Canada and the United States.  This news release is not an offer to sell nor is it a solicitation of an offer to buy these securities.

NEWS RELEASE

Conference Call and Webcast

Management will hold a conference call and webcast to discuss its  financial results for the three months ended June 30, 2009 tomorrow, Wednesday, August 5, 2009, at 8:30 am Eastern time.

The call can be accessed by dialing:

Toll free: 1-877-407-9205 or International: 1-201-689-8054

A replay will be available through September 7, 2009 by dialing:

Toll Free: 1-877-660-6853 or International: 1-201-612-7415 (Account: 286 Conference ID: 329283)

NEWS RELEASE
Interim Consolidated Balance Sheets
 (in thousands of Canadian dollars)

	June 30, 2009 (Unaudited)	March 31, 2009
Assets
Current assets:
Cash and cash equivalents	$80,273	$98,880
Accounts receivable	70,247	78,323
Unbilled revenue	59,064	55,907
Inventories	7,717	11,814
Prepaid expenses and deposits	8,799	4,781
Future income taxes	7,865	7,033
	233,965	256,738

Future income taxes	9,628	12,432
Assets held for sale	2,117	2,760
Prepaid expenses and deposits	2,215	3,504
Plant and equipment	340,513	329,705
Goodwill	23,872	23,872
Intangible assets	1,938	1,041
	$614,248	$630,052

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$50,375	$56,204
Accrued liabilities	31,491	52,135
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,069	2,155
Current portion of capital lease obligations	5,395	5,409
Current portion of derivative financial instruments	4,639	11,439
Current portion of long term debt	2,065	–
Future income taxes	8,981	7,749
	105,015	135,091

Deferred lease inducements	810	836
Capital lease obligations	11,243	12,075
Long term debt	9,735	–
Senior notes	231,527	252,899
Director deferred stock unit liability	1,220	546
Derivative financial instruments	60,015	50,562
Asset retirement obligation	395	386
Future income taxes	31,012	30,220
	450,972	482,615
Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – June 30, 2009 – 36,038,476 voting common shares (March 31, 2009 – 36,038,476 voting common shares)	299,973	299,973
Contributed surplus	6,340	5,275
Deficit	(143,037)	(157,811)
	163,276	147,437
	$614,248	$630,052

NEWS RELEASE
Interim Consolidated Statements of Operations, Comprehensive Income and (Deficit) Retained Earnings
 (in thousands of Canadian dollars, except per share amounts)
 (Unaudited)

	Three months ended June 30,
	2009	2008
Revenue	$147,103	$258,987
Project Costs	54,553	148,631
Equipment costs	46,044	45,811
Equipment operating lease expense	12,349	8,798
Depreciation	9,347	8,158
Gross profit	24,810	47,589
General and administrative costs	15,066	19,215
Loss on disposal of plant and equipment	41	1,144
(Gain) loss on disposal of assets held for sale	(317)	22
Amortization of intangible assets	248	278
Operating income before the undernoted	9,772	26,930
Interest expense, net	8,637	6,449
Foreign exchange gain	(19,215)	(1,641)
Realized and unrealized loss (gain) on derivative financial instruments	1,046	(2,265)
Other expense (income)	533	(18)
Income before income taxes	18,771	24,405
Income taxes:
Current income taxes	–	–
Future income taxes	3,997	5,309
Net income and comprehensive income for the period	14,774	19,096
Deficit, beginning of period – as previously reported	(157,811)	(19,287)
Change in accounting policy related to inventories	–	991
(Deficit) retained earnings , end of period	$(143,037)	$800
Net income per share – basic	$0.41	$0.53
Net income per share – diluted	$0.40	$0.52

NEWS RELEASE
Interim Consolidated Statements of Operations, Comprehensive Income and (Deficit) Retained Earnings
 (in thousands of Canadian dollars, except per share amounts)
 (Unaudited)

	Three months ended June 30,
	2009	2008
Cash provided by (used in):
Operating activities:
Net income for the year	$14,774	$19,096
Items not affecting cash:
Depreciation	9,347	8,158
Amortization of intangible assets	248	278
Amortization of deferred lease inducements	(26)	(26)
Amortization of bond issue costs, premiums and financing costs	221	174
Loss on disposal of plant and equipment	41	1,144
(Gain) loss on disposal of assets held for sale	(317)	22
Unrealized foreign exchange gain on senior notes	(19,319)	(1,831)
Unrealized change in the fair value of derivative financial instruments	379	(2,933)
Stock-based compensation expense	1,805	636
Accretion of asset retirement obligation	9	49
Future income taxes	3,997	5,309
Net changes in non-cash working capital	(19,097)	2,938
	(7,938)	33,014
Investing activities:
Purchase of plant and equipment	(19,710)	(59,349)
Proceeds on disposal of plant and equipment	138	1,352
Proceeds of disposal of assets held for sale	960	192
Net changes in non-cash working capital	(1,272)	43,473
	(19,884)	(14,332)
Financing activities:
Increase in credit facilities	11,800	–
Stock options exercised	–	677
Financing costs	(1,115)	–
Repayment of capital lease obligations	(1,470)	(1,225)
	9,215	(548)

(Decrease) increase in cash and cash equivalents	(18,607)	18,134
Cash and cash equivalents, beginning of period	98,880	31,863
Cash and cash equivalents, end of period	$80,273	$49,997

NEWS RELEASE

Non-GAAP Financial Measures

This release contains non-GAAP financial measures. These measures do not have standardized meanings under Canadian GAAP or US GAAP and are therefore unlikely to be comparable to similar measures used by other companies.  The non-GAAP financial measure disclosed by the Company in this press release is Consolidated EBITDA (as defined within the credit agreement). The Company provides a reconciliation of Consolidated EBITDA to net income reported in accordance with Canadian GAAP below.  Investors and readers are encouraged to review the reconciliation of this non-GAAP financial measure to reported net income.

Consolidated EBITDA (as defined within the credit agreement)

Consolidated EBITDA is a measure defined by our credit agreement.  This measure is defined as EBITDA (which is calculated as net income before interest, income taxes, depreciation and amortization) excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income. Our credit agreement requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit facility. Consolidated EBITDA should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flows as a measure of liquidity. Consolidated EBITDA has important limitations as an analytical tool and should not be considered in isolation or as a substitute for analysis of our results as reported under Canadian GAAP or US GAAP.  For example, Consolidated EBITDA:

•	does not reflect cash expenditures or requirements for capital expenditures or capital commitments;

•	does not reflect changes in cash requirements for our working capital needs;

•	does not reflect the interest expense or the cash requirements necessary to service interest or principal payments on debt;

•	excludes tax payments that represent a reduction in cash available to the Company; and

•	does not reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA also excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period.

NEWS RELEASE

A reconciliation of net income to Consolidated EBITDA (as defined within the credit agreement) is as follows:

	Three Months Ended June 30,
(dollars in thousands)	2009	2008
Net income	$14,774	$19,096
Adjustments:
Interest expense	$8,637	$6,449
Income taxes	$3,997	$5,309
Depreciation	$9,347	$8,158
Amortization of intangible assets	$248	$278
Unrealized foreign exchange (gain) on senior notes	$(19,319)	$(1,831)
Realized and unrealized loss (gain) on derivative financial instruments	$1,046	$(2,265)
(Gain) loss on disposal of plant and equipment and assets held for sale	$(276)	$1,166
Stock-based compensation excluding director deferred stock unit expense	$1,131	$367
Consolidated EBITDA	$19,585	$36,727
(as defined in the credit agreement)

Forward-Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this document.  Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information.  Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as "believe", "expect", "anticipate", "intend", "plan", "estimate", "should", "may", "could", "would", "target", "objective", "projection", "forecast", "continue", "strategy", "position" or the negative of those terms or other variations of them or comparable terminology.  Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to vary from those expressed or implied in the forward-looking information in this release.

Examples of such forward-looking information in this release include but are not limited to, the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(A) information related to the level of activity in the Company’s key markets and demand for the Company’s services, including (1) demand for recurring services business being variable through the second quarter of fiscal 2010 with growth resuming in the second half as a result of increased volumes under the Company’s service agreements, (2) reductions in project costs and the gradual strengthening of oil prices creating a more attractive environment for investment, (3) the announced merger between Suncor and Petro-Canada having a positive impact on oil sands investment, (4) demand for recurring services will remain largely unaffected by changes in oil prices and continuing growing

NEWS RELEASE

as new mines come on-line and maturing mines expand their geographic footprint and (5) the Ontario market benefiting from government spending; is subject to the risks and uncertainties that; there could be a further downturn in the Canadian energy industry due to fluctuations in oil prices, anticipated major projects in the oil sands may or may not materialize due to changes in the long term view of oil prices, insufficient pipeline upgrading and refining capacity and/or insufficient governmental infrastructure to support the growth in the oil sands region could cause customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, cost overruns by customers on their projects may cause customers to terminate future projects and projects funded by government spending may not materialize; and is based on the assumption that long-term views of the economic viability of oil sands projects will not significantly change; and

(B) information related to the future performance of the Company, including (1) the Company’s ability to ramp up service on its overburden removal contract with volumes gradually returning to normal levels over the next two quarters, (2) the  continued near-term variability of revenue results, (3) the Company’s ability to realize the benefits from increased government spending in the Ontario construction market, (4) management’s ability to continue leveraging the Company’s strong market position, high quality equipment fleet and experienced management team to secure profitable business and (5) management’s ability to continue strengthening the balance sheet; is subject to the risks and uncertainties that; the Company may be unsuccessful when new projects are tendered, the Company could lose a customer and suffer a significant reduction in business, the Company may be exposed to losses when estimates of project costs are lower than actual costs or work is delayed due to weather-related factors, the Company may be unable to attract qualified personnel, the Company may be unable to obtain equipment and tires, the Company may not be able to secure financing at a reasonable cost for equipment purchases; and is based on the assumptions that the Company is successful in the bidding process, the Company can continue to execute profitably under its contracts and the Company can secure financing for equipment purchases.

While management anticipates that subsequent events and developments may cause its views to change, the Company does not intend to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents management’s views as of the date of this document and such information should not be relied upon as representing their views as of any date subsequent to the date of this document.  The Company has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information.  However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations.  There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements.  Accordingly, readers should not place undue reliance

NEWS RELEASE

on forward-looking information.  These factors are not intended to represent a complete list of the factors that could affect the Company.  See the risk factors highlighted in materials filed with the securities regulatory authorities in the United States and Canada from time to time, including but not limited to the most recent Management’s Discussion and Analysis filed respectively in the United States and Canada.

For more complete information about NAEP, you should read the disclosure documents filed with the United States Securities and Exchange Commission (SEC) and the Canadian Securities Administrators (CSA). You may obtain these documents for free by visiting the SEC website at www.sec.gov or SEDAR on the CSA website at www.sedar.com.

About the Company

North American Energy Partners Inc. (www.nacg.ca) is one of the largest providers of heavy construction, mining, piling and pipeline services in Western Canada.  For more than 50 years, NAEP has provided services to large oil, natural gas and resource companies, with a principal focus on the Canadian oil sands. NAEP maintains one of the largest independently owned equipment fleets in the region.

For further information, please contact:	Kevin Rowand
Investor Relations
North American Energy Partners Inc.
	Phone:	(780) 960-4531
	Fax:	(780) 960-7103
Email: krowand@nacg.ca